SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             ICT Technologies, Inc.
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                                (Name of Issuer)

                                  common stock
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                         (Title of Class of Securities)

                                   44929w105
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                                 (CUSIP Number)

                               Joshua Shainberg
                               385 Grand Street
                              new york, NY 10002
                                 (917) 583-6849
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   02/08/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 44929w105
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Shainberg, Joshua
    094505576
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).


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(5) Check if disclosure of legal proceedings is required pursuant to Items   |X|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    USA
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        4737230

    (8) Shared voting power:
        N/A

    (9) Sole dispositive power:
        4737230

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     4737230
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     5.6%
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(14) Type of reporting person (see instructions).

     IN
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Page 2 of 4 Pages

Item 1. Security and Issuer.

           ICT Technologies, Inc.
           181 westchester Avenue
           Portchester, New York 10573

Item 2. Identity and Background.

          (a) Joshua Shainberg

          (b) 385 Grand Street
              New York, New York 10002

          (c) The reporting person's occupation is President of ICT Technologies, Inc. 181 Westchester Avenue, Portchester, New York 10573

          (d) None

          (e) On November 10, 1999, reporting person became a co-defendant in an action by the SEC in the United States District Court for the Eastern District of New York alleging violations of sections 10(b) and 17(a) of the Securities Act.

          (f) USA

Item 3. Source and Amount of Funds or Other Consideration.

           reporting person acquired shares from issuer for services rendered in 1997.

Item 4. Purpose of Transaction.

           Gift

Item 5. Interest in Securities of the Issuer.

          (a) The aggregate amount owned by the reporting person is 4737230 or 5.6% of the outstanding shares.

          (b) Sole Voting Power       4737230
              Shared Voting Power        0
              Sole Dispositive Power  4737230
              Shared Dispositive Power   0

          (c) On the following dates the reporting person purchased and/or sold the following number of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.

              01/04/2005   60000   $.49    Sold
              01/04/2005   50000   $.49    Sold
              01/14/2005     500   $.51    Purchased
              01/21/2005   10000   $.49    Sold
              01/31/2005    5000   $.40    Purchased
              02/01/2005   20000   $.43    Sold


          (d) Not Applicable

          (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Not Applicable

Item 7. Material to be Filed as Exhibits.

           Not Applicable.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ICT Technologies, Inc.

Date: 02/08/2005                      /s/ /Joshua Shainberg/
                                      Name:  /Joshua Shainberg/
                                      Title: president


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages